

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Tara Charnes
General Counsel
Hall of Fame Resort & Entertainment Company
2626 Fulton Drive, NW
Canton, OH 44718

   Re: **Hall of Fame Resort & Entertainment Company**
       Form 10-Q
       Exhibit No. 10.9
       Filed November 5, 2020
       File No. 001-38363

Dear Ms. Charnes:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

            Sincerely,

            Division of Corporation Finance